SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation notice for the 114th ordinary general meeting of shareholders (Wednesday, June 9, 2004)

2.	Resolution of the ordinary general meeting of shareholders (Friday, June 25, 2004)

3.	Notice on repurchase of share on market (Friday, June 25, 2004)

(Translation)

June 9, 2004

To: Shareholders

CONVOCATION NOTICE FOR

THE 114th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 114th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 25, 2004
Place:	Convention Hall of the Company
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka

Matters for which the meeting is held:
Matters to be reported:
Balance sheet as of March 31, 2004 and the statement of operation and the business report for the 114th period (from April 1, 2003 to March 31, 2004).
Matters requiring resolutions:
1st Subject for Discussion:
Matters concerning the approval of proposed appropriation of unappropriated retained earnings for the 114th period.

2nd Subject for Discussion:
Matters concerning partial amendment to the Articles of Incorporation. Summary of the agenda is described in the referential materials for exercise of voting rights on pages 22.

3rd Subject for Discussion:
Matters concerning election of 20 directors.

4th Subject for Discussion:
Matters concerning election of 1 corporate auditor.

5th Subject for Discussion:
Matters concerning payment of retirement allowances to retiring directors.

If you are unable to attend the meeting, we cordially request that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us or exercise your voting rights through Voting Rights Website (http://www.web54.net)

(Please look at page 30 “Exercise of Voting Rights using the Internet”)

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting. When you exercise voting rights through the Voting Rights Website, please use the Exercise of Voting Rights Code and temporary password written on the right of the voting exercise card.

Yours very truly,

Hatakake Daisuke
President and
Representative Director
KUBOTA CORPORATION
2-47, Shikitsuhigashi 1-chome
Naniwa-ku, Osaka

REFERENTIAL MATERIALS FOR THE MATTERS TO BE

REPORTED AND THE 1ST SUBJECT FOR DISCUSSION

Business Report for the 114th Period

(from April 1, 2003, to March 31, 2004)

I. Overview of Operations

(1)Business Results and Future Challenges

General Condition

During the year under review, the Japanese economy showed a trend of gradual recovery, through the favorable condition in Japanese stock market, expanded private capital expenditures, or private consumption, though public works spending remained sluggish. Overseas, the U.S. economy was robust despite some concerns, and in Europe, economic recovery was feeble and couldn’t enjoy substantial growth.

Under this economic environment, in line with its “Medium-Term Management Strategy”, Kubota Corporation (collectively “the Company”) augmented its efforts to restructure its operations and strove to increase its profitability. As a part of these efforts, our leasing subsidiary, Kubota Lease Co., Ltd., was transferred to Sumisho Auto Lease Co., Ltd., in April 2003. In December 2003, the Company established a new joint operation entity, “Kubota Matsushitadenko Exterior Works, Ltd.” with Matsushita Electric Works, Ltd., in order to shift our building materials operation to the new entity.

While the Company resolutely promoted those restructuring measures, the Company powerfully continued sales promotion and cost cut. In its Farm & Industrial Machinery operations centering on farm equipment, the Company did its utmost to expand its sales and market shares, leveraged by the attractive sales campaign or highly competitive product lines produced through concurrent engineering. In the public works spending related business, the Company endeavored to regain profitability through the improvement in productivity and the cost cut in every process, such as manufacturing, procurement, and distribution. In the Environmental Engineering Group, the Company responded to market shrinkage and intensifying competition by drastic cost cut in concurrent engineering or reorganization of procurement system. Additionally, for the future growth, the Company endeavored to expand its businesses to private sector or new fields.

As for sales, although overseas sales increased favorably, particularly in North America, domestic sales declined, reflecting the business transfer of the building materials business and a large decline in environmental engineering business. Accordingly net sales were ¥663.8 billion, a decrease of ¥8.6 billion from the prior year.

Ordinary income was ¥45.9 billion, an increase of ¥19.2 billion from the prior year, due to the relentless efforts to improve productivity, reduce personnel cost and selling, general, and administrative costs. Net income was ¥21.7 billion, by ¥29.9 billion of improvement from the prior year. This improvement was owing to the large decrease of extraordinary loss, in addition to the favorable ordinary income.

Result by Product Group

In the Industrial & Material Systems Group, while the public works spending stayed stagnant, the Company strove to increase its export of ductile iron pipes. However, such increase of exports couldn’t offset the decline of other domestic demands. In the end total sales were ¥161.7 billion, a decrease of ¥3.3 billion.

In the Farm & Industrial Machinery Group, exports of tractors, engines, construction machinery, expanded considerably. Sales growth in North America was spurred by new product launches and promotional campaigns featuring zero-interest financing. In EU countries, sales of tractors and construction machinery were also strong. In Japan, the Company aggressively launched attractive new products, and also strove to conduct sales promotion campaign in order to stimulate the market and augment its market share. As a result, total sales were ¥369.5 billion, an increase of ¥28.1 billion.

In the Environmental Engineering Group, while public works spending were declining, the introduction of diversified bidding processes and other factors led to a fierce competition for receiving orders. Moreover, the rush in shipments of large orders in the prior year caused a large drop in the sales of recycling engineering products. Consequently, total sales were ¥98.6 billion, a decrease of ¥19.1 billion.

In the Housing Materials & Utilities Group, total sales were ¥33.9 billion, a decrease of ¥14.1 billion. The main reason of this decrease was the business transfer of the building materials operation to Kubota Matsushitadenko Exterior Works, Ltd.

Capital expenditures

The Company spent ¥7.3 billion on its capital expenditures, primarily on the rationalization of manufacturing processes.

Financing

Finance for capital expenditure were primarily raised from internally generated funds.

Future Challenges

Although the Japanese economy will have an opportunity for building a sustained growth, public investment will continue declining, and the appreciation of yen against the U.S. dollar may have a negative impact on both exports and capital expenditures which have contributed to the recovery of the Japanese economy. Moreover, while price increase of raw materials may cause damages to corporate profitability, there is concern that the U.S. and Euro economies may slow down. All things considered, the Company expects the difficult economic conditions to continue.

Under such conditions, the Company will make every effort to overcome the difficult business environment, continue to work hard towards the vigorous and steady implementation of the new version of the Medium-Term Management Strategy, and establish the business structure and profit structure with stability and growth capability.

In the public works spending related business, the Company will make rigorous efforts for cost reduction and spending control. At the same time, in overseas businesses of the Farm & Industrial Machinery Group, which is the driving force for the growth of the Company, the Company will implement expansion strategies by taking measures such as continuous new products introduction, and development of peripheral businesses.

As for the financial scheme, the Company plans to continue strengthening its balance sheet so that the Company will be able to provide funding for its future business expansion and cope with rapidly changing environment. The Company will also continue to streamline its balance sheet, and reduce interest-bearing debt. Additionally, the Company will take measures to increase its shareholders’ equity ratio representing the ratio of shareholders’ equity to total assets. At the same time, the Company will continue to purchase treasury stock in order to reduce the number of outstanding shares.

Regarding corporate governance systems, the Company has moved ahead with such measures as to clarify the management responsibilities of directors, strengthen the supervisory abilities of auditors, and augment its compliance programs. The Company will continue proactively to strengthen its internal control systems and enhance its corporate governance systems with the goals of further increasing management transparency and efficiency.

Through these diverse strategic initiatives, the Company will be doing its utmost to increase its profitability and corporate value.

In closing, we hope for the continued understanding and support of shareholders.

Net Sales by Product Group

	Net sales (In billions of yen)	Percentage of previous Period	Percentage of total sales
Industrial & Material Systems Group	161.7	98.0%	24.3%
Farm & Industrial Machinery Group	369.5	108.2	55.7
Environmental Engineering Group	98.6	83.7	14.9
Housing Materials & Utilities Group	33.9	70.5	5.1

Total	663.8	98.7	100.0

(2) Business Results and Financial Status

Results by Situation of Consolidation

Overview of certain consolidated financial statement information of the Company was follows:

Year (period)	2001 (111th)	2002 (112th)	2003 (113th)		2004 (114th)
Net Sales (in billion of yen)	984.7	965.7		926.1	930.2
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income (loss) of affiliated companies (in billion of yen)	60.7	28.6		6.1	27.0
Net Income (in billion of yen)	9.7	9.5	Δ	8.0	11.7
Net Income per share (in Yen)	6.95	6.78	Δ	5.84	8.72
Total assets (in billion of yen)	1,290.7	1,200.1		1,139.0	1,124.2
Shareholders’ equity (in billion of yen)	434.9	394.9		315.4	391.0
Shareholders’ equity per share (in Yen)	308.54	284.07		234.45	291.81

Notes

1.	The mark of triangle indicates deficit.

2.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

‚Non Consolidation Results

Year (period)	2001 (111 th)		2002 (112 th)	2003 (113 th)		2004 (114 th)
Net Sales (in billion of yen)		704.4	672.5		672.4	663.8
Ordinary income (in billion of yen)		30.7	23.9		26.7	45.9
Net income (in billion of yen)	Δ	34.9	0.1	Δ	8.2	21.7
Net income per share (in Yen)	Δ	24.79	0.09	Δ	6.03	16.16
Total assets (in billion of yen)		998.6	943.2		858.8	867.6
Shareholders’ equity (in billion of yen)		418.8	371.7		329.1	383.9
Shareholders’ equity per share (in Yen)		297.12	267.26		244.48	286.35

Notes

1.	The mark of triangle indicates deficit.

2.	From the current business term, financial statements, etc. have been prepared in accordance with the Ordinance for Enforcement of the Commercial Code of Japan as amended by the “Ordinance to partly amend the Ordinance for Enforcement of the Commercial Code of Japan” (Ordinance of the Ministry of Justice, No. 7, February 28, 2003).

3.	Net income per share is calculated based on the weighted average number of outstanding common shares for the period.

Shareholders’ equity per share is calculated based on the number of outstanding common shares at the end of the period.

Since prior year, these per share amounts have been calculated after deducting the number of shares of treasury stock.

During the 112th period, despite increases of domestic sales in the Environmental Engineering Group; the sales of other groups including Pipe & Fluid Systems Engineering Group and export sales to EU or North America declined sharply. As a result, by sharp reduction of sales, net sales under review were 672.5 billion, down by ¥31.8 billion compared with prior year.

Ordinary income was ¥23.9 billion, down by ¥6.7 billion compared with prior year.

By such extraordinary losses as the loss from disposition of subsidiaries, mainly attributed to transfer of shares of Kubota House Co., Ltd, net income was 0.1 billion.

During the 113th period, despite decreases of domestic sales in all business divisions; export sales increased substantially centering around North America. As a result, the net sales of Kubota remained at the same level as the previous fiscal year, ¥672.4 billion. At the profit level, due to the increase in operating income and improvement of non- operating income and expenses, the ordinary income increased to ¥26.7 billion by ¥2.7 billion compared with prior year. Kubota Corporation recognized a special gain related to the transfer to the government of the substitutional portion of the pension benefit obligation and related plan assets on an approval basis. However, due to the large valuation losses on marketable securities and those on the stocks of our subsidiaries, and special retirement allowance for the voluntary early retirement program ended March 2003, the bottom line became a net deficit of ¥8.2 billion.

Performance during the 114th period is described in item (1) of this section

2. Operations of the Company (as of March 31, 2004)

(1) Main Line of Business

Industrial & Material Systems Group

Ductile Iron Pipe, FW (Filament Winding) Pipe, Spiral Welded Steel Pipe (Steel Pipe Pile, Steel Pipe Sheet Pile), Preinsulated Pipe, Plastic Pipe (Unplasticized Polyvinyl Chloride Pipe, Polyethylene Pipe, Plastic Lining Steel Pipe, Fittings and Accessories), Valves (for water supply, sewage system), Industrial Materials (Reformer Tubes, Hearth Roll, G-Columns, G-Pile, Rolls for Steel Mills, Ceramics, TXAX (friction materials), Castings for engines, cast-iron drainage pipe, single stack drain fitting, Ductile Tunnel Segment, Ductile Frames)

Farm & Industrial Machinery Group

Farm Equipment (Tractors, Tillers, Power Tillers, Combine Harvesters, Reaper Binders, Harvesters, Rice Transplanters), Ancillary Tools and Implements for Agriculture (Implements, Attachments, Rice Dryers, Vegetable Transplanters, Vegetable Harvesters, Multipurpose Warehouse, Cleaning and Vending Machines for Rice, Small Auto-trucks for agricultural use, Electric Scooter, Automatic Rice Cooker and other equipment for agricultural use), Farm Facilities (Cooperative Facilities for rice drying and rice seedling, Rice Mill Plant, Dairy and Stock Raising Facilities, Gardening Facilities, Cooperative separating facilities for fruits and vegetables), Outdoor Power Equipment (Lawn and Garden Equipment, Lawn Mower, Utility Vehicle), Engines (for farming, construction and industrial machinery and generators), Construction Machinery (Mini Excavators, Wheel Loaders, Carriers, Tractor Shovels, Welders, Generators and other construction machinery related products), Vending Machines (for drinks, tobaccos, tickets), Electronic Equipped Machinery (Scales, Weighing and Measuring Control System and CAD Systems), Air-conditioning Equipment, Photovoltanic Roofing, Foundry Plant Engineering,

Environmental Engineering Group

Water and Sewage Engineering Plant (Sewage Treatment Plants, Sewage Sludge Incineration and Melting Plants, Water Purification Facilities), Water Environmental Engineering Plant (Night-soil Treatment Plants, Submerged Membrane System for Night-soil and Wastewater Purification, Landfill Leachate Treatment Facilities, Soil Remediation Plants, Industrial Wastewater Treatment Plants, Livestock Wastes Treatment Plants, Food Wastes Treatment Plants), Solid Waste Engineering Plant (Refuse Incineration and Melting Plants, Industrial Waste Treatment Plants, Waste Pulverizing Plants, Waste Recycling Plants, Crushing Plants, Grinding Mills), Pumps (Furnishing, Installation and Commissioning of Pumping Equipment for Water Supply, Sewerage, Irrigation and Various Fields, Operation Systems of Pumping Equipment Inclusive of Remote Control System, Fountains, Small Scale Hydraulic Power Generating Facility, Wastewater Treatment Facilities for Farming Communities)

Housing Materials & Utilities Group

Johkasou Systems (Septic Tanks) and Bathtubs.

(2) Main Offices and Factories

	Name	Location

Offices	Head Office	Osaka-shi
	Tokyo Office	Chuo-ku, Tokyo
	Hokkaido Regional Office	Sapporo-shi
	Tohoku Regional Office	Sendai-shi
	Chubu Regional Office	Nagoya-shi
	Chugoku Regional Office	Hiroshima-shi
	Shikoku Regional Office	Takamatsu-shi
	Kyushu Regional Office	Fukuoka-shi
	Hanshin Office	Amagasaki-shi
	Kyuhoji Business Center	Yao-shi
	Farm & Industrial Machinery Sapporo	Sapporo-shi
	Farm & Industrial Machinery Higashi-Nihon	Saitama-shi
	Farm & Industrial Machinery Nishi-Nihon	Amagasaki-shi
	Farm & Industrial Machinery Fukuoka	Fukuoka-shi
	Yokohama Branch	Yokohama-shi

Factories	Hanshin Plant	Amagasaki-shi
	Keiyo Plant	Funabashi-shi & Ichikawa-shi
	Sakai P.V.C. Pipe Plant	Sakai-shi
	Odawara Plant	Odawara-shi
	Shiga Plant	Kouga-gun, Shiga-ken
	Okajima Plant	Osaka-shi
	Sakai Plant	Sakai-shi
	Utsunomiya Plant	Utsunomiya-shi
	Tsukuba Plant	Tsukuba-gun, Ibaraki-ken
	Sakai-Rinkai Plant	Sakai-shi
	Hirakata Plant	Hirakata-shi
	Ryugasaki Plant	Ryugasaki-shi

(3) Employees (excluding temporary employees)

	Number of employees	Change from previous period	Average age	Average years of service
Total/Average	11,641	(810)	41.4	19.9

(4) Stock Data

Number of Authorized Common Shares	2,000,000,000
‚ Number of Common Shares Outstanding	1,409,808,978
ƒ Number of Shareholders	56,514
„ Warrants

The situation regarding warrants issued based on the pre-reform version of the Commercial Code is as follows:

1.	No.8 Issue of Unsecured Convertible Bonds Issued on August 25, 1994

Balance of convertible bonds: ¥19,513 million

Type of stock issuable upon conversion: ordinary common stock

Conversion price: ¥769

2.	No.9 Issue of Unsecured Convertible Bonds Issued on August 25, 1994

Balance of convertible bonds: ¥18,627 million

Type of stock issuable upon conversion: ordinary common stock

Conversion price: ¥769

…Principal Shareholders (Top 10)

			(Thousands of shares)
Name	Numberof Shares (*1)	%of voting shares	Kubota’s holding(*2)%
Japan Trustee Services Bank, Ltd.	130,212	9.75	—	—
The Master Trust Bank of Japan, Ltd.	123,778	9.27	—	—
Nippon Mutual Life Insurance Company	102,672	7.69	—	—
Meiji Yasuda Life Insurance Company	82,994	6.21	—	—
Trust & Custody Servises Bank, Ltd as Trustee for FUJI BANK, LIMITED Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd	69,240	5.18	—	—
The Dai-ichi Mutual Life Insurance Company	48,459	3.63	—	—
Sumitomo Mitsui Banking Corporation	45,006	3.37	—	—
Kubota Fund(Employees Stock Ownership plan)	36,442	2.73	—	—
Trust & Custody Services Bank, Ltd	27,511	2.06	—	—
Sumitomo Life Insurance Company	27,036	2.02	—	—

(*1)	The number of Kubota’s common shares owned by the above-listed shareholders.

(*2)	The number of common shares of the above-listed shareholders owned by Kubota.

Notes:

1.	Kubota is not included as a large shareholder, although it owns 69,074,746 shares of stock.

2.	Meiji Yasuda Life Insurance Company changed its name because The Meiji Mutual Life Insurance Company merged with Yasuda Life Ins.

(5) Purchase, Sale and Possession of treasury stock

 Purchased stock

Acquisition based on the general meeting of stockholders resolution by the provision of commercial code Article 210

The number of shares acquired: 5,250,000

The amount of shares acquired: ¥2,178,750,000

Acquisition of shares less than the minimum unit

The number of shares acquired: 116,706

The amount of shares acquired: ¥44,579,227

‚ Sold stock:

Selling of shares less than the minimum unit

The number of shares sold: 5,549

The amount of shares sold: ¥1,894,122

ƒ Retired Stock:

None

„ Possession of stock at the end of the period:

The number of shares: 69,074,746

Notes: The Company resolved, at the board of directors’ meeting on May 14, 2004, to retire the treasury stock under Article 212 of the Commercial Code of Japan.

The details are as follows;

1.	Treasury stock for retirement: Common Shares

2.	Number of treasury stock for retirement: 69,000,000

3.	Schedule of retirement of treasury stock: June 30, 2004

4.	Number of Common Shares Outstanding after retirement: 1,340,808,978

(6) Consolidation

 Important Subsidiaries

Name	Common stock	% of voting shares		Major operations
Kubota Construction Co., Ltd.	¥1.0 billion	100.0		Design and construction of water supply systems, sewage systems, pipe laying and civil engineering
Kubota Credit Co., Ltd.	¥0.3 billion	51.7		Financing to purchasers
		17.2	*	of farm equipment, construction
				machinery and related products in Japan
Kubota U.S.A., Inc.	US$ 167 million	100.0		Administration of subsidiaries in the U.S.A.
Kubota Tractor Corporation	US$ 37 million	90.0	*	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A
Kubota Credit Corporation, U.S.A.	US$ 8 million	10.0		Financing to purchasers
		90.0	*	of tractors and related products in the U.S.A.
Kubota Manufacturing of America Corporation	US$ 10 million	100.0	*	Manufacturing and sales of tractors and implements
Kubota Engine America Corporation	US$ 10 million	90.0	*	Sales, engineering and after-sales services of engines, engine parts, and engine accessories
Kubota Canada Ltd.	Can$ 6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada
Kubota Metal Corporation	Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada
Kubota Europe S.A.S.	EUR 11 million	73.8		Sales of tractors, tillers, engines and small-sized construction machinery in Europe, mainly in France
Kubota Baumaschinen GmbH	EUR 14 million	100.0		Manufacturing and sale of small-sized construction machinery in Europe, mainly in Germany
Kubota (Deutschland) GmbH	EUR 3 million	80.0		Sales of tractors, tillers, engines and other machinery in Germany
Kubota (U.K.) Limited.	£2 million	60.0		Sales of tractors, tillers, engines small-sized construction machinery and other machinery in England and Ireland

*	Indirect holding

‚ Consolidation Results

Kubota transferred shares of Kubota Lease Corporation to Sumitomo Auto Leasing Corporation on April, 2003.

Additionally, in December, 2003, Matsushita Electric Works, Ltd. (“MEW”) and the Company established and held a 50% ownership in “Kubota Matsushitadenko Exterior Works, Ltd.” the joint operation entity, into which the Company transferred its roofing and siding materials business. (It is the companies in which Kubota’s investments are accounted for by the equity method in its consolidated financial statement)

The number of consolidated subsidiaries is 119 (including the above-listed 13), a increase of 1 subsidiary from the previous period. The number of companies in which Kubota’s investments are accounted for by the equity method on its consolidated financial statements is 36, a decrease of 11 from the previous period.

Consolidated net sales for the 114th period amounted to ¥930.2 billion.

(Consolidated net sales for the 113th period amounted to ¥926.1 billion.)

Consolidated net income for the 114th period amounted to ¥11.7 billion.

(Consolidated net deficit for the 113th period amounted to ¥8.0 billion.)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

(7) Principal Creditors

Name	Balance of the loan (In billions of yen)	Number of Shares(*)	% of voting shares(*)
Mizuho Corporate Bank, Ltd	¥26.5	—	—
Sumitomo Mitsui Banking Corporation	¥26.5	45,006	3.37

(*)	The number of Kubota’s common shares owned by the above-listed principal creditors.

(8) Directors and Corporate Auditors

Abbreviation of Titles and Responsibilities:

C = Chairman, VC = Vice Chairman, RD = Representative Director, P = President, EVP = Executive Vice President, EMD = Executive Managing Director, MD = Managing Director, D = Director, CA = Corporate Auditor, GM = General Manager.

Title		Name	Responsibilities and principal position
P&RD		Daisuke Hatakake
EVP &RD		Tomomi Soh	Tokyo Office, GM of Industrial & Material Systems Consolidated Division
EVP &RD		Mikio Kinoshita	Research & Development Planning & Promotion Dept., GM of Farm & Industrial Machinery Consolidated Division
EMD		Tsuyoshi Hayashi	Construction Machinery Division, Manufacturing Planning & Promotion Dept., GM of Manufacturing Headquarters of Farm & Industrial Machinery Consolidated Division
MD		Akio Nishino	GM of Environmental Control Plant Consolidated Division, GM of Tokyo Office
MD		Masaru Ishiguro	Corporate Compliance Headquarters, General Affairs Dept., Tokyo Administration Dept.
MD		Akira Seike	Farm Facilities Division, GM of Sales Headquarters of Farm & Industrial Machinery Consolidated Division
MD		Toshiyuki Yotsumoto	GM of R & D Headquarters of Farm & Industrial Machinery Consolidated Division
MD		Yoshihiro Fujio	Secretary & Public Relations Dept., Personnel Dept., Health & Safety Planning & Promotion Dept., Housing & Building Materials Business Coordination Dept., GM of Head Office
MD		Moriya Hayashi	GM of International Operations Headquarters of Farm & IndustrialMachinery Consolidated Division, GM of Tractor Division
D		Tadahiko Kinoshita	Chairman of Kubota Matsushitadenko Exterior Works, Ltd.
D		Tadahiko Urabe	GM of Plastic Pipe Division
D		Masateru Yoshikawa	Environmental Protection Dept.
D		Toshihiro Fukuda	Related Products Division, Deputy GM of Sales Headquarters of Farm & Industrial Machinery Consolidated Division, GM of Farm Machinery Division
D		Yasuo Masumoto	GM of Production Control Headquarters of Industrial & Material Systems Consolidated Division
D	*	Junichi Maeda	GM of Ductile Iron Pipe Division

D	*	Yoshiharu Nishiguchi	Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.

D	*	Eisaku Shinohara	Deputy GM of R & D Headquarters of Farm & Industrial Machinery Consolidated Division, G M of Vehicle Technology Generalization Dept.

D	*	Nobuo Izawa	GM of Pumps Division

CA		Masayoshi Fujita	Full-time

CA		Masamichi Nakahiro	Full-time

CA	*	Susumu Sumikura	Full-time

CA	*	Teisuke Sono

Notes: 1.	Messrs. Masayoshi Fujita and Teisuke Sono are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)” of Japan.

2.	Changes of Directors and Corporate Auditors during the fiscal year

	Persons indicated by an asterisk (*) in the above table were newly elected at the 113th Ordinary General Meeting of Shareholders held on June 26, 2003 and assumed their offices.

‚	Executive Managing Director of the Company, namely Mr. Takeshi Oka, Managing Director, namely Messrs. Tatsuo Arata, Masakatsu Yamamoto, Okihiro Asada, Yoji Okihara and Masatake Matsui, Director, namely Messrs. Koh Shimizu and Toshi Nakajima, and Corporate Auditor, namely Messrs. Toshi Tanaka, Tohru Hirata and Sunao Kobayashi retired at the conclusion of The 113th Ordinary General Meeting of Shareholders on June 26, 2003.

3.	Title and Responsibilities and principal position of Directors on April 1, 2004.

Title	Name	Responsibilities and principal position
EVP &RD	Tomomi Soh	GM of Sales & Marketing, Tokyo Office

EVP &RD	Mikio Kinoshita	GM of Research & Development, Research & Development Planning & Promotion Dept.

EMD	Tsuyoshi Hayashi

EMD	Akio Nishino	Tokyo Administration Dept., GM of Environmental Control Plant Consolidated Division, GM of Tokyo Office, Chairman of Kubota Construction Co., Ltd

EMD	Yoshihiro Fujio	Personnel Dept., Health & Safety Planning & Promotion Dept., GM of Industrial & Material Systems Consolidated Division, GM of Head Office

EMD	Moriya Hayashi	GM of Farm & Industrial Machinery Consolidated Division, GM of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division

MD	Masaru Ishiguro

MD	Akira Seike	Farm Machinery Division, Farm Facilities Division, GM of Sales Headquarters of Farm & Industrial Machinery Consolidated Division

MD	Toshiyuki Yotsumoto

MD	Tadahiko Urabe	GM of Plastic Pipe Division

MD	Toshihiro Fukuda	Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.

MD	Yasuo Masumoto	Manufacturing Planning & Promotion Dept., GM of Production Control Headquarters of Industrial & Material Systems Consolidated Division

D	Masateru Yoshikawa	Chairman of Kubota Systeme.Inc

D	Yoshiharu Nishiguchi

Air Condition Equipment Division, Septic Tanks

Division, Housing & Building Materials Business

Coordination Dept., PV Business Planning &

Promotion Dept., Secretary & Public Relations Dept.,

Corporate Planning & Control Dept., Finance & Accounting Dept.

D	Eisaku Shinohara	GM of R & D Headquarters of Farm & Industrial Machinery Consolidated Division, GM of Vehicle Technology Generalization Dept.

Note: All figures in this Business Report have been rounded down.

Balance Sheet

as of March 31, 2004
(In millions of yen)
Current assets:	¥450,907
Cash and deposits	49,379
Trade notes receivable	51,789
Trade accounts receivable	220,065
Securities	2,999
Finished goods	33,880
Semi-finished goods	8,158
Work-in-process	13,001
Raw materials	5,993
Supplies	1,227
Prepaid expenses	1,229
Deferred tax assets	19,508
Short-term loans receivable	64,634
Other current assets	10,040
Allowance for doubtful receivables	(31,000)
Non current assets:	416,783
Property, plant and equipment, net of accumulated depreciation:	165,586
Buildings	46,334
Structures	6,855
Machinery and equipment	34,584
Transportation equipment	158
Tools, furniture and fixtures	5,641
Land	70,590
Construction in progress	1,423
Intangibles:	4,991
Patents	21
Leasehold rights	31
Facility utility rights	275
Software	4,662
Investments:	246,204
Investment securities	152,438
Stock investments in subsidiaries	40,184
Other investments	1,137
Other investments in subsidiaries	3,070
Long-term loans receivable	25,773
Long-term loans receivable from employees	19
Long-term prepaid expenses	893
Deferred tax assets	24,484
Other non-current assets	26,982
Allowance for doubtful receivables	(28,779)
Total assets	¥867,690

as of March 31, 2004
(In millions of yen)
Liabilities:	¥483,765
Current liabilities:	300,877
Trade notes payable	9,369
Trade accounts payable	141,598
Short-term borrowings	49,577
Current portion of convertible debentures	19,513
Other accounts payable	9,402
Accrued income taxes	9,664
Accrued expenses	34,186
Advances received from customers	2,445
Deposits received	23,872
Reserve for warranty costs	1,020
Other current liabilities	227
Long-term liabilities:	182,887
Bonds	10,000
Convertible debentures	18,627
Long-term borrowings	86,517
Liabilities for severance payments to the employees	66,685
Liabilities for severance payments to the members of the board	541
Allowance for losses from guarantees of loans	500
Other long-term liabilities	17
Shareholders’ equity:	383,925
Common stock	78,156
Capital surplus	67,159
Additional paid-in capital	67,159
Retained earnings	207,783
Legal reserve	19,539
Voluntary reserve	165,978
Reserve for special depreciation	36
General reserve	165,942
Unappropriated retained earnings at end of the period	22,266
Appraisal gains on stocks	54,730
Treasury stock:	(23,904)
Total liabilities and shareholders’ equity	¥867,690

Statement of Income

(Year ended March 31, 2004)

Ordinary income and expenses

		(In millions of yen)
Operating income and expenses:
Revenue:
Sales	663,827	663,827
Cost and expenses:
Cost of sales	497,534
Selling, general and administrative expenses	124,462	621,997
Operating income		41,829
Non-operating income and expenses:
Non-operating income:
Interest	546
Dividends	4,854
Other	7,692	13,093
Non-operating expenses:
Interest	1,794
Other	7,164	8,959
Ordinary income		45,964
Extraordinary gain and loss
Extraordinary gain:
Gain on sales of stock in subsidiaries	2,632	2,632
Extraordinary loss:
Less from impairment of stock and other investment in subsidiaries	10,627
Expense from reorganization of the building materials business	3,868	14,495
Income before income taxes		34,100
Income Taxes:
Current	12,950
Deferred	(559)	12,390
Net Income		21,709
Unappropriated retained earnings carried forward		4,578
Interim dividends		4,022
Unappropriated retained earnings at end of the period		¥22,266

Proposed Appropriations of Unappropriated Retained Earnings

(In yen)
Unappropriated retained earnings at end of the period	22,266,178,027
Reversal of reserve for general reserve	10,000,000,000
Total	32,266,178,027
Proposed appropriations
Cash dividends (¥3.00 per share)	4,022,202,696
Transfer to reserve for special depreciation	55,058,254
Unappropriated retained earnings to be carried forward	28,188,917,077

Significant accounting policies

1.	Valuation of securities

Securities of subsidiaries and associated companies are valued cost determined by the moving average method. Marketable securities are valued at their fair values, which are determined at fiscal year end. Unrealized holding gains and losses on marketable securities are excluded from earnings and are reported as a separate component of shareholders’ equity. Gains and losses on sales of marketable securities are computed based on the moving-average cost method. Non marketable securities are valued at cost, which is determined by the moving-average method.

2.	Valuation of inventories

Finished goods and work-in-process which are manufactured under specific production orders are stated at cost on the specific identification method. Other inventories are stated at cost determined by the moving average method.

3.	Depreciation of property, plant and equipment is computed using the declining-balance method.

4.	Allowance for doubtful receivables is stated in amounts considered to be appropriate based on the company´s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

5.	Reserve for product warranties are determined based on an analysis of the historical data of costs to perform under product warranties.

6.	Liabilities for severance payments to the employees are stated at an amount computed under an actuarial method. The amount is calculated as the projected benefit obligation and fair value of plan assets.

The unrealized prior service costs and actuarial loss are being amortized using the straight-line method over the participants’ average remaining service period. The actuarial gains and losses are being amortized using the declining-balance method over the same period.

7.	Liabilities for severance payments to the members of the board are stated at the amount that would be required if all members of the board retired at the balance sheet date. These liabilities are regulated by Article 43 of the Commercial Code Enforcement Regulation.

8.	Allowance for losses from guarantees of loans is computed at the estimated losses relating to the guarantee rendered. This allowance is regulated by Article 43 of the Commercial Code Enforcement Regulation.

9.	Consumption taxes receivable and payable are accounted for on the net of tax method.

10.	From the current business term, financial statements, etc. have been prepared in accordance with the Ordinance for Enforcement of the Commercial Code of Japan as amended by the “Ordinance to partly amend the Ordinance for Enforcement of the Commercial Code of Japan” (Ordinance of the Ministry of Justice, No. 68, September 22, 2003).

Notes to Balance Sheet
1. All figures are rounded down to the nearest million yen.
2. Short-term receivables from subsidiaries	¥120,463 million
Long-term receivables from subsidiaries	¥41,903 million
Short-term payables to subsidiaries	¥38,194 million
Long-term payables to subsidiaries	¥16 million
3. Accumulated depreciation for property, plant and equipment	¥362,338 million
4. In addition to the Property, Plant and Equipment on the balance sheet, the Company leases certain metal patterns for production use and computers and peripheral equipment under lease agreements.
5. Notes discounted	¥1,413 million
Loans guaranteed	¥8,968 million

6. With regard to the sale of ductile iron straight pipe in Japan, the Company received a surcharged order of ¥7,072 million from the Fair Trade Commission based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company has filed a petition for the initiation of hearing procedures. As a result of the decision to begin the procedures, afore-mentioned surcharge order had temporarily been suspended; however the hearing on the surcharge is again under progress.

7. The restriction amount for divendends is regulated by Article 124-3 of the Commercial Code Enforcement Regulation. The amount of net assets that increased due to the current price evaluation of marketable securities is 54,730 million yen.

Notes to Statement of Income
1. All figures are rounded down to the nearest million yen.
2. Transactions with subsidiaries:
Sales to subsidiaries	¥128,364 million
Purchases from subsidiaries	¥76,759 million
Other transactions with subsidiaries	¥737 million
3. Net profit per share	¥16.16

Note to Proposed Appropriations of Unappropriated Retained Earnings
1. Interim dividends in the amount of ¥4,022,371,329 (¥3.00 per share) were paid on December 10, 2003.

INDEPENDENT AUDITORS’ REPORT

May 17, 2004

To the Board of Directors of Kubota Corporation

Tohmatsu & Co.

Representative Partner, Engagement Partner, Certified Public Accountant: Nobuhide Doira

Representative Partner, Engagement Partner, Certified Public Accountant: Seiichiro Azuma

Engagement Partner, Certified Public Accountant: Koichiro Tsukuda

Pursuant to Article 2-1 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)” of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Kubota Corporation for the 114th fiscal year from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company’s books of account.

These financial statements are the responsibility of the Company’s management.

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2)	The business report (with respect to accounting matters only) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3)	The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4)	The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of Audit Report of the Board of Corporate Auditors

(Translation)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 114th fiscal period commenced on April 1, 2003 and ended on March 31, 2004, we, Board of Corporate Auditors, having been reported by each Corporate Auditor on auditing method and the results thereof and following the discussion among us, have prepared this audit report and hereby report as follows:

1. Summary of the auditing method employed by each Corporate Auditor:

Each Corporate Auditor has conducted its audit in accordance with the auditing policy and allotment of duties as determined by the Board of Corporate Auditors.

(1)	As for audit with respect to accounting, we have reviewed the accounting books and documents, examined the accounting statements and their supplemental schedules, heard from the independent public accountants of their plans and procedures of the audit, attended from time to time the performance by the independent public accountants of their audit, and requested their report on the results of their audit during and at the end of the fiscal period and at any other times whenever deemed necessary.

(2)	As for audit with respect to business operations (other than accounting), we have attended the meetings of the Board of Directors and other important meetings, received reports on the operations of the Company from the Directors and employees in charge of the operations, reviewed important documents including those requiring approval of the executives, inspected the operations and the financial conditions of the head office and other principal offices and plants, requested reports on the operations of the subsidiaries when necessary, and conducted such other investigations as we considered necessary.

(3)	As for competitive business by the Directors, transactions between the Company and the Directors, the free distribution of profits made by the Company, the extraordinary transactions between the Company and any of its subsidiaries or any shareholders, and the Company’s acquisition of its stock as treasury and disposal thereof, we have examined them in detail, in addition to our audit mentioned above, by inspecting the records of the related transactions held by relevant divisions, attending the meetings of the examination committee regarding expenditures, requesting such committee reports on each payment, as well as hearing from the persons concerned as we deemed necessary.

2. Results of the audit:

(1)	We have found that the auditing method employed by Tohmatsu & Co., independent public accountants, and the results thereof are appropriate and sufficient.

(2)	We have found that the business report presents fairly the current position of the Company in conformity with applicable laws and regulations and the Articles of Incorporation.

(3)	In the light of the financial conditions of the Company and other circumstances, we have found that there is no matter to be remarked in the proposed appropriations of unappropriated retained earnings.

(4)	We have found that the supplemental schedules to the accounting statements present fairly the matters to be described therein and nothing has come to our attention which should be specifically noted herein.

(5)	With respect to the execution of duties of the Directors including those related to the Company’s subsidiaries, we have recognized no improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

As for competitive business by the Directors, transactions between the Company and the Directors, the free distribution of profits made by the Company, the extraordinary transactions between the Company and any of its subsidiaries or any shareholders, and the Company’s acquisition of its stock as treasury and disposal thereof, we have recognized no violation of duties by any Director.

May 20, 2004

The Board of Corporate Auditors
Kubota Corporation

Masayoshi Fujita
Standing Corporate Auditor

Masamichi Nakahiro
Standing Corporate Auditor

Susumu Sumikura
Standing Corporate Auditor

Teisuke Sono
Corporate Auditor

(Note)	Masayoshi Fujita, Standing Corporate Auditor, Teisuke Sono, Corporate Auditor, are the outside corporate auditors as provided for in Paragraph 1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)” of Japan.

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Number of voting rights held by shareholders
1,334,740

2. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning approval of proposed appropriations of unappropriated retained earnings for the 114th period. Proposed appropriations of unappropriated retaind earnings were in consideration of the retirement of the treasury stock. Details are shown on page 17.

With regard to dividends, we would like to propose the year-end dividends of ¥3.00 per share, the same as the previous year, making the aggregate amount of dividends per year of ¥6.00 per share including the interim dividends already paid.

2nd Subject for discussion:

Amendments to the Articles of Incorporation

Outline of and reason for the amendments:

Amendments to Take Advantage of Revision of the Commercial Code of Japan

The “Law Amending the Commercial Code of Japan and the Special Exceptions to the Commercial Code of Japan Regarding the Audit of Kabushiki Kaisha (joint stock corporations)” (Law No. 132, 2003) took effect on September 25, 2003. It permits acquisition of treasury stock by a resolution of a meeting of the Board of Directors of the Company if the Articles of Incorporation has a clause authorizing such a resolution. The proposed amendments are to take advantage of the said amending Law and to set forth new Article 6 (Acquisition of treasury stocks) in the Articles of Incorporation to allow the Company to implement a capital policy even more effectively.

As a result of the said setting forth of a new Article, Article 6 and subsequent Article numbers of the present Articles of Incorporation shall be moved down by one. Details of the amendments mentioned above are as follows:

(Underlining indicates portions changed.)

Current Articles	Proposed amendments to the Articles

(New text)	Article 6 (Acquisition of treasury stock) The Company may acquire treasury stock under Article 211-3, clause 1, paragraph 2 of the Commercial Code of Japan by a resolution of a meeting of the Board of Directors.

Article 6 (The number of shares constituting one unit of stock and no issuance of shares held in numbers less than one unit of stock)	Article 7 (The number of shares constituting one unit of stock and no issuance of shares held in numbers less than one unit of stock)

(Omitted)	(Titles and provisions remain unamended)

Article 30 (Transfer agent of foreign currency denominated bonds)	Article 31 (Transfer agent of foreign currency denominated bonds)

(Omitted)	(Titles and provisions remain unamended)

3rd Subject for discussion:

Matters concerning election of 20 directors.

All of directors will expire at the conclusion of this Ordinary General Meeting of Shareholders.

Therefore, it is proposed to elect 20 directors.

The following persons are recommended as candidates for directors:

Candidate Number	Name (Birthday)	Number of Company Shares Owned	Brief Occupational History (including responsibilities in other companies)
1	Daisuke Hatakake	30,000 par value	April, 1964;	Joined the Company
	(June 29, 1941)	Shares	December, 1998;	General Manager of Corporate Planning & Control Dept.
		of the Company	June, 1999;	Director of the Company
			June, 2000;	In charge of Compliance Auditing Dept., Business Alliance Dept.(assistant), Corporate Information Systems Planning Dept.(assistant), General Manager of Corporate Planning & Control Dept.
			August, 2000;	In charge of PV Business Planning & Promotion Dept.
			June, 2001;	Managing Director of the Company, in charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

In charge of Corporate Information Systems Planning Dept. (assistant)
			June, 2002;	General Manager of Corporate Compliance Headquarters
			April, 2003;	President & Representative Director of the Company (through now)

2	Tomomi Soh	34,000 par value	April, 1962;	Joined the Company
	(May 2, 1939)	Shares	June, 1993;	Director of the Company
		of the Company	January, 1996;	General Manager of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division
			October, 1996;	General Manager of Engine Division
			June, 1998;	Managing Director of the Company
			April, 2000;	In charge of Engine Division
			June, 2000;	Executive Managing Director of the Company, General Manager of Pipe & Fluid Systems Engineering Consolidated Division
			October, 2001;	In charge of Materials Division
			July, 2002;	General Manager of Industrial & Material Systems Consolidated Division
			April, 2003;	Executive Vice President and Representative Director of the Company, Tokyo Office (through now)
			April, 2004;	GM of Sales & Marketing (through now)

3	Mikio Kinoshita	39,000 par value	April, 1963;	Joined the Company
	(May 31, 1939)	Shares	October, 1992;	General Manager of Tractor Division
		of the Company	June, 1994;	Director of the Company
			April, 1998;	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
			June, 1998;	Managing Director of the Company
			October, 1999;	In charge of R&D Headquarters in Farm & Industrial Machinery Consolidated Division

			April, 2000;	In charge of Farm Machinery Division
			June, 2000;	Executive Managing Director of the Company,
General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division
			April, 2003;	Executive Vice President and Representative Director of the Company, in charge of Research & Development Planning & Promotion Dept. (through now)

			April, 2004;	GM of Research & Development (through now)

4	Akio Nishino	22,000 par value	April, 1966;	Joined the Company
	(March 14, 1941)	Shares	February, 1991;	General Manager of Incinerator Engineering Dept.
		of the Company	June, 2000;	Director of the Company, Deputy General Manager of Environmental Engineering Division

			April, 2001;	General Manager of Solid Waste Engineering Division
			June, 2002;	Managing Director of the Company, Deputy General Manager of Environmental Control Plant Consolidated Division, General Manager of Water Environmental Engineering Division

			April, 2003;	General Manager of Environmental Control Plant Consolidated Division, General Manager of Tokyo Office (through now)
			April, 2004;	Executive Managing Director of the Company, in charge of Tokyo Administration Dept., Chairman of Kubota Construction Co., Ltd (through now)

5	Yoshihiro Fujio	17,000 par value	April, 1967;	Joined the Company
	(September 6, 1944)	Shares	December, 1998;	General Manager of FA Sales Dept.
		of the Company	June, 2000;	General Manager of Electronic Equipped Machinery Division, General Manager of Kyuhouji Plant

			June, 2001;	Director of the Company, in charge of Human Resources & Labor Relations Dept. (assistant)

			June, 2002;	In charge of Personnel Dept., General Manager of Head Office (through now)
			October, 2002;	In charge of Environmental Protection and Health & Safety Promotion Dept. (assistant)

			April, 2003;	Managing Director of the Company, in charge of Secretary & Public Relations Dept.
			April, 2003;	In charge of Health & Safety Planning & Promotion Dept. (through now)
			December, 2003;	In charge of Housing & Building Materials Business Coordination Dept.
			April, 2004;	Executive Managing Director of the Company, General Manager of Industrial & Material Systems Consolidated Division (through now)

			June, 2004;	General Manager of Cooperation Dept. in Industrial & Material Systems Consolidated Division (through now)

6	Moriya Hayashi	23,000 par value	April, 1969;	Joined the Company
	(May 7, 1944)	Shares	June, 1999;	President of Kubota Tractor Corporation
		of the Company	June, 2001;	Director of the Company
			October, 2001;	Deputy General Manager of Tractor Division
			January, 2002;	General Manager of International Operations Headquarters of Farm & Industrial Machinery Consolidated Division. (through now)

			April, 2003;	Managing Director of the Company, General Manager of Tractor Division
			April, 2004;	Executive Managing Director of the Company, General Manager of Farm & Industrial Machinery Consolidated Division (through now)

7	Akira Seike	17,000 par value	April, 1965;	Joined the Company
	(January 27, 1943)	Shares of the Company	October, 1996;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division,
General Manager of Sales Planning Dept. in Farm & Industrial Machinery Consolidated Division
			March, 1999;	Ditto and General Manager of Agricultural Cooperative Sales Promotion Dept. Division

			April, 2000;	General Manager of Farm Machinery Division
			June, 2000;	Director of the Company
			October, 2001;	General Manager of Tractor Division
			June, 2002;	In charge of Farm Facilities Division,
General Manager of Sales Headquarters of Farm & Industrial Machinery Consolidated Division (through now)

			April, 2003;	Managing Director of the Company (through now)
			April, 2004;	In charge of Farm Machinery Division (through now)

8	Tadahiko Urabe	23,643 par value	April, 1966;	Joined the Company
	(October 26, 1943)	Shares	April, 1999;	General Manager of Sales Dept. (Water Supply Market) of
		of the Company		Plastic Pipe Division
			October, 1999;	General Manager of Planning Dept. of Plastic Pipe Division
			June, 2000;	General Manager of Plastic Pipe Division (through now)
			June, 2001;	Director of the Company
			April, 2004;	Managing Director of the Company (through now)

9	Toshihiro Fukuda	22,000 par value	April, 1969;	Joined the Company
	(October 12, 1945)	Shares of the Company	December, 1998;	General Manager of Coordination Dept. in Farm & Industrial Machinery Consolidated Division
			October, 2001;	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division

			June, 2002;	Director of the Company
			March, 2003;	In charge of Related Products Division
			April, 2003;	General Manager of Farm Machinery Division
			April, 2004;	Managing Director of the Company, in charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept. (through now)

10	Yasuo Masumoto	15,000 par value	April, 1971;	Joined the Company
	(April 21, 1947)	Shares	April, 1999;	General Manager of Utsunomiya Plant
		of the Company	October, 2001;	General Manager of Farm Machinery Division
			June, 2002;	Director of the Company
			April, 2003;	General Manager of Production Control Headquarters of Industrial & Material Systems Consolidated Division (through now)

			April, 2004;	Managing Director of the Company, in charge of Manufacturing Planning & Promotion Dept. (through now)

			June, 2004;	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division (through now)

11	Junichi Maeda	11,000 par value	September, 1972;	Joined the Company
	(May 23, 1945)	Shares	June, 2000;	General Manager of planning Dept. of Ductile Iron Pipe Division
		of the Company	April, 2001;	Ditto and General Manager of Production Management Dept of Ductile Iron Pipe Division

			April, 2003;	General Manager of Ductile Iron Pipe Division (through now)
			June, 2003;	Director of the Company (through now)

12	Yoshiharu Nishiguchi	15,000 par value	April, 1970;	Joined the Company
	(January 29, 1947)	Shares	July, 1998;	General Manager of Accounting Dept.
		of the Company	June, 2000;	General Manager of Finance & Accounting Dept.
			December, 2002;	General Manager of Compliance Auditing Dept.
			June, 2003;	Director of the Company, in charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept. (through now)

			April, 2004;	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., Secretary & Public Relations Dept., PV Business Planning & Promotion Dept. (through now)

13	Eisaku Shinohara	15,000 par value	April, 1974;	Joined the Company
	(August 25, 1947)	Shares	June, 1999;	Deputy General Manager of Construction Machinery Division,
		of the Company		General Manager of Vehicle Technology Generalization Dept.
			June, 2000;	General Manager of Construction Machinery Division and General Manager of Planning Dept. of Construction Machinery Division

			October, 2001;	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Vehicle Technology Generalization Dept.

			June, 2003;	Director of the Company (through now)
			April, 2004;	General Manager of R & D Headquarters of Farm & Industrial Machinery Consolidated Division (through now)

14	Nobuo Izawa	8,000 par value	April, 1971;	Joined the Company
	(February 28, 1948)	Shares	April, 1998;	General Manager of Sales Dept. I of Pumps Division
		of the Company	June, 2001;	General Manager of Pumps Division (through now)
			April, 2002;	Ditto and General Manager of Planning Dept of Pumps Division
			June, 2003;	Director of the Company (through now)

15	Yoshihiko Tabata	17,000 par value	April, 1976;	Joined the Company
	(March 23, 1946)	Shares	April, 1998;	President of Kubota Engine America Corporation
		of the Company	October, 2003;	General Manager of Engine Division (through now)

16	Kazunobu Ueta	3,000 par value	April, 1969;	Joined the Company
	(January 1, 1947)	Shares of the Company	October, 1996;	General Manager of Planning & Sales Promotion Dept. in Farm Machinery Division
			April, 2000;	Deputy General Manager of Sales Headquarters in Farm & Industrial
Machinery Consolidated Division (through now)
			April, 2004;	Related Products Division (assistant), General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division (through now)

17	Takashi Shoji	4,000 par value	April, 1971;	Joined the Company
	(June 17, 1947)	Shares	June, 1996;	General Manager of Incinerator Plant Sales Dept.
		of the Company	April, 2001;	General Manager of Sales Dept. I of Solid Waste Engineering Division
			April, 2002;	General Manager of Solid Waste Engineering Division
			April, 2004;	Ditto and General Manager of Water Environmental Engineering Division
			June, 2004;	General Manager of Waste Engineering Division (through now)

18	Tokuji Ohgi	6,000 par value	April, 1972;	Joined the Company
	(July 25, 1947)	Shares	June, 2001;	General Manager of Human Resources & Labor Relations Dept.
		of the Company	April, 2003;	General Manager of Secretary & Public Relations Dept.
			April, 2004;	In charge of Personnnel Dept., Environmental Protection and Health & Safety Promotion Dept. (assistant)

19	Morimitsu Katayama	16,000 par value	April, 1963;	Joined the Company
	(January 17, 1948)	Shares	April, 1999;	General Manager of Construction Machinery Manufacturing Dept.
		of the Company		in Hirakata Plant
			October, 2001;	Ditto and General Manager of Construction Machinery Division
			April, 2003;	General Manager of Sakai Plant (through now)
			April, 2004;	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division (through now)

20	Nobuyuki Toshikuni	8,000 par value	April, 1973;	Joined the Company
	(January 30, 1951)	Shares	April, 1999;	General Manager of Tractor Engineering Dept.
		of the Company	April, 2001;	President of Kubota Tractor Corporation
			April, 2004;	General Manager of Tractor Division (through now)

Note: None of the candidates have special interest in the Company.

4th Subject for discussion:

Matters concerning election of 1 corporate auditor.

To strengthen the function for inspection of the auditor, it is proposed to elect 1 corporate auditor newly.

This Subject for Discussion was made in accordance with the agreement of the Board of Corporate Auditors.

The following person is recommended as candidate for 1 corporate auditor:

Name and date of birth	Resume and representation of other companies/institutions		Shares of the Company’s stock owned
Yoshiro Suekawa (September 1, 1937)	October 1959	Joined Robingham and Lucky Accounting Firm (subsequently, Aoyama Audit Corporation)	0 share
	October 1963	Registered with the Japanese Institute of Certified Public Accountants
	July 1984	Joined Sanwa Audit Corporation, Tokyo Marunouchi office (currently, Deloitte Touche Tohmatsu)
	May 1989	Assumed the office of Managing Partner of Deloitte Touche Tohmatsu
	June 2002	Retired from the office of Managing Partner of Deloitte Touche Tohmatsu
	July 2002	Established Suekawa Certified Public Accountant Office (through now)
	June 2003	Assumed the office of a statutory auditor of Kabushiki Kaisha Sasutech (through now)
	April 2004	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University (through now)

Note: The candidate does not have special interest in the Company.

5th Subject for discussion:

Matters concerning payment of retirement allowances to the retiring directors.

Directors, namely Messrs. Tsuyoshi Hayashi, Masaru Ishiguro, Toshiyuki Yotsumoto, Tadahiko Kinoshita and Masateru Yoshikawa will retire from their post at the conclusion of this Ordinary General Meeting of Shareholders, when their terms of office will expire.

It is proposed that retirement allowances be paid to them for their meritorious services rendered to the Company during their terms of office and the amount be within a reasonable amount with due consideration of the Company’s standard and precedent.

It is proposed that definite amount date and method of payment of such allowances for the directors be left to the discretion of the Board of Directors.

The brief occupational history of the retiring directors are as follows:

Name	Brief Occupational History
Tsuyoshi Hayashi	June, 1998;	Director of the Company
	June, 2000;	Managing Director of the Company
	April, 2003;	Executive Managing Director of the Company (through now)

Masaru Ishiguro	June, 2000;	Director of the Company
	April, 2003;	Managing Director of the Company (through now)

Toshiyuki Yotsumoto	June, 2000;	Director of the Company
	April, 2003;	Managing Director of the Company (through now)

Tadahiko Kinoshita	June, 1998;	Director of the Company
	June, 2001;	Managing Director of the Company
	April, 2003;	Executive Managing Director of the Company
	December, 2003;	Director of the Company (through now)

Masateru Yoshikawa	June, 2001;	Director of the Company (through now)

June 25, 2004

To: Shareholders

Daisuke Hatakake President and Representative Director KUBOTA Corporation 2-47, Shikitsuhigashi 1-chome Naniwa-ku, Osaka

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 114th Ordinary General Meeting of Shareholders held on June 25, 2004 as follows:

Matters reported

Balance sheet as of March 31, 2004 and the statement of income and the business report for the 114th period (from April 1, 2003 to March 31, 2004).

Contents of these documents were duly reported.

Matters resolved

1st Subject for discussion:

Matters concerning approval of proposed appropriations of unappropriated retained earnings for the 114th period.

The above proposal was approved and passed as proposed. With regard to dividends for the period, the year-end dividends were ¥ 3.00 per share.

2nd Subject for discussion:

Matters concerning partial amendment to the Articles of Incorporation.

The above proposal was approved and passed as proposed. The summary of the amendments are as follows.

1.	Amendment to acquisition of treasury stock by a resolution of a meeting of the Board of Directors of the Company

3rd Subject for discussion:

Matters concerning election of 20 directors.

Twenty persons, namely Messrs. Daisuke Hatakake, Tomomi Soh, Mikio Kinoshita, Akio Nishino, Yoshihiro Fujio, Moriya Hayashi, Akira Seike, Tadahiko Urabe, Toshihiro Fukuda, Yasuo Masumoto, Junichi Maeda, Yoshiharu Nishiguchi, Eisaku Shinohara and Nobuo Izawa were re-elected, and six persons, namely Messrs. Yoshihiko Tabata, Kazunobu Ueta, Takashi Shoji, Tokuji Ohgi, Morimitsu Katayama and Nobuyuki Toshikuni were newly elected. All these elected assumed their offices respectively.

4th Subject for discussion:

Matters concerning election of 1 corporate auditor.

One person, namely Mr.Yoshio Suekawa was newly elected.

He assumed his office. Mr. Yoshio Suekawa is the outside corporate auditor as provided for in Paragraph1, Article 18 of the “Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabusiki-kaisha)”of Japan.

5th Subject for discussion:

Matters concerning payment of retirement allowances to the retiring directors.

It was approved that retirement allowances be paid to the retiring directors, namely Messrs. Tsuyoshi Hayashi, Masaru Ishiguro, Toshiyuki Yotsumoto, Tadahiko Kinoshita and Masateru Yoshikawa. It was approved that the amount of such allowances be within a reasonable amount with due consideration of the Company’s standard and precedent. It was approved that definite amount, date and method of payment of such allowances for the retiring directors be determined at the discretion of the Board of Directors.

Board of Directors and Corporate Auditors (as of June 25, 2004)

Daisuke Hatakake	President and Representative Director

Tomomi Soh	Executive Managing Director and Representative Director

Mikio Kinoshita	Executive Managing Director and Representative Director

Akio Nishino	Executive Managing Director

Yoshihiro Fujio	Executive Managing Director

Moriya Hayashi	Executive Managing Director

Akira Seike	Managing Director

Tadahiko Urabe	Managing Director

Toshihiro Fukuda	Managing Director

Yasuo Masumoto	Managing Director

Junichi Maeda	Director

Yoshiharu Nishiguchi	Director

Eisaku Shinohara	Director

Nobuo Izawa	Director

Yoshihiko Tabata	Director

Kazunobu Ueta	Director

Takashi Shoji	Director

Tokuji Ohgi	Director

Morimitsu Katayama	Director

Nobuyuki Toshikuni	Director

Masayoshi Fujita	Corporate Auditor

Masamichi Nakahiro	Corporate Auditor

Susumu Sumikura	Corporate Auditor

Teisuke Sono	Corporate Auditor

Yoshio Suekawa	Corporate Auditor

June 25, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on repurchase of share on market

Please be advised that Kubota Corporation (“the Company”) resolved at the board of directors’ meeting held on June 25, 2004 that the Company would execute repurchase of its shares on market, pursuant to Article 211-3, Paragraph 1, item 2 of the Commercial Code.

1. Purpose for the repurchase of shares

To enable the Company to have flexibility on shareholders’ equity

2. Details of repurchase of shares

1) Type of shares to be acquired:	Shares of common stock of the Company

2) Number of shares to be acquired:	Not exceeding 30.0 million shares

3) Total amount of shares to be acquired:	Not exceeding ¥18.0 billion

4) Schedule of repurchase:	From June 28, 2004 to September 27, 2004

(REFERENCE)

1) Number of shares issued as of May 31, 2004 excluding treasury stock: 1,340.7 million shares

2) The number of treasury stock: 69.1 million shares

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 1, 2004	By:	/s/ SHIGERU KIMURA
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department